Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT OF CERTIFICATE OF

INCORPORATION

OF

E*TRADE FINANCIAL CORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, it is hereby certified that:

1. The name of the corporation (hereinafter called the “Corporation”) is

E*TRADE FINANCIAL CORPORATION

2. The certificate of incorporation of the Corporation is hereby amended by replacing in its totality Paragraph (a) of Article Fourth thereof and by substituting in lieu of said Paragraph (a) the following new Article Fourth, Paragraph (a):

FOURTH. (a) The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is Four Billion One Million (4,001,000,000) shares. Four Billion (4,000,000,000) shares shall be Common Stock, $0.01 par value per share (the “Common Stock”). One Million (1,000,000) shares shall be Preferred Stock, $0.01 par value per share, of which one (1) share shall be designated Series A Preferred Stock and five hundred thousand (500,000) shares shall be designated Series B Preferred Stock. The Series A Preferred Stock and Series B Preferred Stock are collectively referred to as “Preferred Stock.”

3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the stockholders of the Corporation entitled to vote at the 2009 Special Meeting of Stockholders. The amendment shall become effective upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned, in his capacity of General Counsel and Corporate Secretary of the Corporation, has executed this certificate as of the 19th day of August, 2009.

E*TRADE FINANCIAL CORPORATION

/s/ Karl A. Roessner
By:	Karl A. Roessner
Its:	General Counsel and Corporate Secretary

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